Exhibit 99.1

395 de Maisonneuve Blvd. West Montreal QC H3A 1L6

www.domtar.com Press Release FOR IMMEDIATE RELEASE
DOMTAR ANNOUNCES THIRD QUARTER 2006 FINANCIAL RESULTS
Montreal, October 31, 2006 — Domtar Inc. announced today earnings from continuing operations of $38 million ($0.16 per common share) in the third quarter of 2006 compared to a loss from continuing operations of $3 million ($0.01 per common share) in the second quarter of 2006 and a loss from continuing operations of $48 million ($0.21 per common share) in the third quarter of 2005.
SUMMARY OF RESULTS

	Q3 2006	Q2 2006	Q3 2005
(In millions of Canadian dollars, unless otherwise noted)

Sales	1,177	1,159	1,241
Operating profit (loss) from continuing operations [1]	89	26	(44)
Earnings (loss) from continuing operations	38	(3)	(48)
Net earnings (loss)	38	(9)	(52)
Earnings (loss) from continuing operations per common share (in dollars)	0.16	(0.01)	(0.21)
Net earnings (loss) per common share (in dollars)	0.16	(0.04)	(0.23)
Excluding specified items[1]
Operating profit (loss) from continuing operations	98	44	(26)
Earnings (loss) from continuing operations	44	3	(35)
Earnings (loss) from continuing operations per common share (in dollars)	0.19	0.01	(0.15)

(1)	Operating profit from continuing operations is a non-GAAP measure. For a discussion on specified items and the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
“I am pleased with Domtar’s third quarter results, the best we’ve seen for several quarters, as our decisions over the past year and the sustained efforts of our employees to deliver on restructuring initiatives have been rewarded,” said Raymond Royer, President and Chief Executive Officer. “Higher selling prices for paper, pulp, and packaging combined with lower operating costs have also contributed to these positive results. Given the better operating rates in the North American uncoated freesheet market, we believe we can grow and prosper in this business. On the softwood lumber front, Domtar will start receiving refunds for duties collected by the United States in the near future. Meanwhile, the deteriorating housing market and high fiber costs will keep the lumber industry in a challenging position,” added Mr. Royer.
Mr. Royer also stated that “the transition work to create the new Domtar, the largest fine paper company in North America, in the first quarter of 2007, is progressing according to plan, and we are encouraged by the recent favorable decision of the United States antitrust authorities regarding the transaction. We continue to work on the other closing conditions, including regulatory approvals under the Competition Act (Canada) and the Investment Canada Act.”
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OPERATIONAL REVIEW
THIRD QUARTER 2006 COMPARED TO SECOND QUARTER 2006

In accordance with Canadian generally accepted accounting principles, effective in the second quarter of 2006, the information pertaining to our Vancouver paper mill was no longer included in our Papers business but presented as a discontinued operation and assets held for sale. In July 2006, we reached an agreement to sell the Vancouver paper mill property, subject to a number of closing conditions.

PAPERS	Q3 2006	Q2 2006	Variance
(In millions of Canadian dollars)

Operating profit from continuing operations	75	17	58
Operating profit from continuing operations, excluding specified items	83	36	47

The $47 million increase in operating profit from continuing operations excluding specified items in the Papers segment was mainly the result of higher average selling prices for paper and pulp, the settlement of a contract dispute resulting in a payment to Domtar of $14 million, recognition of investment tax credits related to research and development expenditures from prior years, lower energy and freight costs as well as the realization of savings stemming from restructuring activities. These factors were partially offset by lower shipments for paper.

PAPER MERCHANTS	Q3 2006	Q2 2006	Variance
(In millions of Canadian dollars)

Operating profit from continuing operations	3	3	—
Operating profit from continuing operations, excluding specified items	3	3	—

Operating profit from continuing operations in the Paper Merchants segment remained stable. Although shipments were down during the quarter, it was offset by higher average selling prices for paper.

WOOD	Q3 2006	Q2 2006	Variance
(In millions of Canadian dollars)

Operating loss from continuing operations	(17)	(10)	(7)
Operating loss from continuing operations, excluding specified items	(17)	(9)	(8)

Operating loss from continuing operations excluding specified items in the Wood segment increased by $8 million, or $1 million if we exclude the $7 million Crown stumpage fees refund recorded in the second quarter of 2006. This increase is mainly attributable to lower average selling prices, partially offset by lower duties on softwood lumber and benefits realized pursuant to the closure in the second quarter of 2006 of the Malartic and Grand-Remous sawmills.
     Effective October 12, 2006, Domtar is entitled to receive a refund for duties collected by the U.S. Government since 2002 plus interest, for a total consideration of approximately US$183 million ($204 million). This refund could be subject to a special charge of 19% by the Canadian Government.
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PACKAGING	Q3 2006	Q2 2006	Variance
(In millions of Canadian dollars)

Operating profit from continuing operations	23	16	7
Operating profit from continuing operations, excluding specified items	24	14	10

The $10 million increase in operating profit from continuing operations excluding specified items in the Packaging segment (our 50% share of Norampac Inc.) was mainly attributable to higher average selling prices for both containerboard and corrugated containers with lower maintenance costs, partially offset by higher fiber costs.
LIQUIDITY AND CAPITAL

FREE CASH FLOW(1)	Q3 2006	Q2 2006	Q3 2005
(In millions of Canadian dollars)

Cash flows provided from operating activities of continuing operations before changes in working capital and other items	120	79	17
Changes in working capital and other items	(37)	(21)	1

Cash flows provided from (used for) operating activities of continuing operations	83	58	18
Net additions to property, plant and equipment	(31)	(33)	(34)

Free cash flow	52	25	(16)

Free cash flow amounted to $52 million in the third quarter of 2006 including $37 million of cash requirements for working capital.
     Domtar’s net debt-to-total capitalization ratio1 as at September 30, 2006 stood at 56.7% compared to 57.7% as at December 31, 2005. Domtar’s net indebtedness decreased by $105 million, largely due to the positive impact of a stronger Canadian dollar (based on month-end exchange rates) on our U.S. dollar denominated debt and repayments on our revolving credit facility.

(1)	For a discussion on the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
OUTLOOK

Domtar does not anticipate any significant changes to current paper and pulp market conditions. The Company will continue to monitor market conditions and respond accordingly. Domtar expects lumber markets to remain weak for the foreseeable future. Nonetheless, the Company intends to realize the full potential of its restructuring plan.
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FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management.
     Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” in Domtar’s Management’s Discussion and Analysis (MD&A).
THIRD QUARTER 2006 RESULTS
WEBCAST

You are invited to listen to a live broadcast of the conference call with financial analysts that the Company will be holding today to present its third quarter 2006 financial results. It will take place at 4:00 p.m. (EDT) on the Domtar corporate website at: www.domtar.com.
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     DOMTAR IS THE THIRD LARGEST PRODUCER OF UNCOATED FREESHEET PAPER IN NORTH AMERICA. IT IS ALSO A LEADING MANUFACTURER OF BUSINESS PAPERS, COMMERCIAL PRINTING AND PUBLICATION PAPERS, AND TECHNICAL AND SPECIALTY PAPERS. DOMTAR MANAGES ACCORDING TO INTERNATIONALLY RECOGNIZED STANDARDS 17 MILLION ACRES OF FORESTLAND IN CANADA AND THE UNITED STATES, AND PRODUCES LUMBER AND OTHER WOOD PRODUCTS. DOMTAR HAS APPROXIMATELY 8,500 EMPLOYEES ACROSS NORTH AMERICA. THE COMPANY ALSO HAS A 50% INVESTMENT INTEREST IN NORAMPAC INC., THE LARGEST CANADIAN PRODUCER OF CONTAINERBOARD.

TICKER SYMBOL	SOURCE	INFORMATION

DTC (TSX,NYSE)	Daniel Buron	Christian Tardif
	Senior Vice-President and	Senior Manager, Corporate and
	Chief Financial Officer	Financial Communications
	Tel.: (514) 848-5234	Tel.: (514) 848-5515
	Email: daniel.buron@domtar.com	Email: christian.tardif@domtar.com

INVESTOR RELATIONS

Pascal Bossé
Manager, Investor Relations
Tel.: (514) 848-5938
Email: pascal.bosse@domtar.com
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APPENDIX

NOTES TO THE SUMMARY OF RESULTS
NOTE 1.

SPECIFIED ITEMS
In Domtar’s view, specified items are items that do not typify normal operating activities. The following table reconciles operating profit (loss) from continuing operations, earnings (loss) from continuing operations, earnings (loss) from continuing operations per share, determined in accordance with GAAP*, to operating profit (loss) from continuing operations, earnings (loss) from continuing operations, earnings (loss) from continuing operations per share, excluding specified items.

	Q3 2006			Q2 2006			Q3 2005
(In millions of Canadian dollars, unless otherwise noted)
			Earnings from			Earnings (loss)			Loss from
	Operating		continuing	Operating	Earnings	from continuing	Operating		continuing
	profit from	Earnings from	operations per	profit from	(loss) from	operations per	loss from	Loss from	operations per
	continuing	continuing	share	continuing	continuing	share	continuing	continuing	share
	operations	operations	(in dollars)	operations	operations	(in dollars)	operations	operations	(in dollars)

As per GAAP*	89	38	0.16	26	(3)	(0.01)	(44)	(48)	(0.21)
Specified items:
Closure and restructuring costs (a)	8	5		19	13		15	10
Unrealized mark-to-market (gains) losses (b)	1	1		(1)	(1)		3	2
Income tax legislation modification (c)	—	—		—	(4)		—	—
Foreign exchange (gains) losses on long-term debt (d)	—	—		—	(2)		—	(4)
Refinancing costs (e)	—	—		—	—		—	5

	9	6	0.03	18	6	0.02	18	13	0.06

Excluding specified items	98	44	0.19	44	3	0.01	(26)	(35)	(0.15)

*	Except for operating profit (loss) from continuing operations which is a non-GAAP measure. See note 2.

a)	Closure and restructuring costs

Domtar’s results include closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements.
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NOTE 1.

SPECIFIED ITEMS (CONTINUED)

b)	Unrealized mark-to-market gains or losses

Domtar’s results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

c)	Income tax legislation modification

Domtar’s results include charges related to modifications to the income tax legislation. These charges are presented under “Income tax recovery” in the financial statements.

d)	Foreign exchange impact on long-term debt

Domtar’s results include foreign exchange gains or losses on the translation of a portion of its long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

e)	Refinancing costs

Domtar’s results include refinancing expenses. These refinancing expenses are presented under “Financing expenses” in the financial statements.
NOTE 2.

USE OF NON-GAAP MEASURES
Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian GAAP.
     Operating profit (loss) from continuing operations is a non-GAAP measure that is calculated within Domtar’s financial statements. Domtar focuses on operating profit (loss) from continuing operations as this measure enables it to compare its results between periods without regard to debt service or income taxes.
     Operating profit (loss) from continuing operations excluding specified items, earnings (loss) from continuing operations excluding specified items, earnings (loss) from continuing operations per common share excluding specified items are non-GAAP measures. Measures excluding specified items are used in evaluating the Company’s performance between periods without regard to specified items that adversely or positively affected its GAAP measures.
     Free cash flow is a non-GAAP measure that is defined as the amount by which cash flows provided from continuing operating activities, as determined in accordance with GAAP, exceed net additions to property, plant and equipment, as determined in accordance with GAAP. Free cash flow is used in evaluating the Company’s ability to service its debt and pay dividends to its shareholders.
     Net debt-to-total capitalization ratio is a non-GAAP measure that is calculated as long-term debt and bank indebtedness, net of cash and cash equivalents, to the sum of net debt and shareholders’ equity. Domtar’s management tracks this ratio on a regular basis in order to assess its debt position.
     The above non-GAAP measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. Domtar believes that it would be useful for investors and other users to be aware of these measures so they can better assess the Company’s performance.
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